UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                SEC FILE NUMBER
                                                                 0-13823
                                                                CUSIP NUMBER
                                                                 302519103

(Check One): [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [ X ] Form 10-Q
             [   ] Form N-SAR [   ] Form N-CSR

                  For Period Ended:   June 30, 2003

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FNB CORP.
101 Sunset Avenue
Asheboro, North Carolina 27203

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K, Form N-SAR or Form N-CSR, or portion
  [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.


The Corporation requires additional time to file its quarterly report on Form 10-Q for the quarter ended June 30, 2003 because of unexpected difficulties encountered in verifying, reconciling and incorporating into the Corporation's financial statements the financial procedures and results of Dover Mortgage Company, which company the Corporation acquired during the second quarter of 2003.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jerry A. Little            (336) 626-8300

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FNB Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 15, 2003                       By /s/ Michael C. Miller
                                               ------------------------
                                                Michael C. Miller,
                                                Chairman and President